Via Facsimile and U.S. Mail
Mail Stop 6010

January 30, 2009

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008 and
      September 30, 2008
      File No. 1-10777

Dear Mr. Leonard:

       We have reviewed your January 8, 2009 response to our December 23, 2008 letter
and have the following additional comments. In our comments, we ask you to provide us
with information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loss and Loss Expenses, page 69

1. We acknowledge your response to prior comment 1. Please disclose what the
    4.5% discount rate represents and the rationale for using this rate.

Financial Statements

Note 10 – Fair Value Measurements
Derivative Instruments, page 27

2. You disclose in Note 17 to your December 31, 2007 consolidated financial
    statements that you had credit derivative assets at December 31, 2007. Please
    revise your disclosure to describe what the credit derivative assets represent. To
    the extent that the assets are a result of the widening of your own credit spread
    related to your CDS fair value calculation, please address the following:

    a. Provide us with an analysis that demonstrates that the recognition of the credit
        derivative asset satisfies all three characteristics of an asset defined in
        paragraph 26 of Statements of Concepts 6.

    b. Please identify the market for the credit derivative asset.

    c. Tell us how you considered the fact that SFAS 157 does not require that
        financial assets (as opposed to financial liabilities) be transferred to an entity
        with the same credit risk as the company. It appears that whether you have a
        derivative asset or a derivative liability is premised in large part on the credit
        risk of the hypothetical buyer relative to your credit risk.

    d. Help us understand whether, under the contractual terms of your credit default
        swaps, you can collect premiums from the protection buyer in situations
        where it appears, from credit spread widening or otherwise, that you may be
        unable to stand ready to perform.

    e. Describe the protection buyer's termination rights. In your response, please
        tell us whether the protection buyer can terminate the contract if it appears
        that you will be unable to stand ready to perform.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please provide us any requested information. Detailed
cover letters greatly facilitate our review. Please file the letter on EDGAR under the
form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant